UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

BRISTOL-MYERS SQUIBB COMPANY
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD VALUE R LP

STARBOARD VALUE L LP

STARBOARD VALUE R GP LLC

STARBOARD LEADERS VICTOR LLC

STARBOARD LEADERS FUND LP

STARBOARD VALUE A LP

STARBOARD VALUE A GP LLC

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

JEFFREY C. SMITH

PETER A. FELD

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 12, 2019

Starboard Value and Opportunity Master Fund Ltd

___________________, 2019

Dear Fellow Bristol-Myers Squibb Company Stockholders:

The attached proxy statement and the enclosed BLUE proxy card are being furnished to you, the stockholders of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers” or the “Company”), in connection with the solicitation of proxies by Starboard Value and Opportunity Master Fund Ltd (together with its affiliates, “Starboard” or “we”) to oppose the merger of Celgene Corporation (“Celgene”) with a wholly-owned subsidiary of Bristol-Myers (the “Merger”) at the special meeting of stockholders of Bristol-Myers to be held on April 12, 2019  (including any adjournments or postponements thereof, the “Special Meeting”).

 Pursuant to the terms of the merger agreement entered into by Bristol-Myers and Celgene on January 2, 2019 (the “Merger Agreement”), if the Merger is completed, Celgene stockholders immediately prior to the completion of the Merger will be entitled to receive $50.00 in cash, one share of Bristol-Myers Squibb common stock and one contingent value right (each, a “CVR”) for each share of Celgene common stock held by them. The value of the consideration to be received by Celgene stockholders will fluctuate with changes in the price of the shares of Bristol-Myers common stock.

In order for the Merger to be completed and such merger consideration to be paid to Celgene stockholders, (i) Bristol-Myers stockholders must approve the issuance of shares of Bristol-Myers common stock in the Merger at the Special Meeting and (ii) Celgene stockholders must adopt the Merger Agreement at a separate special meeting of the stockholders of Celgene, also scheduled to be held on April 12, 2019.

We believe the Merger is ill-advised and not in the best interest of Bristol-Myers stockholders. Accordingly, pursuant to the attached proxy statement, we are soliciting proxies from holders of shares of Bristol-Myers stock to vote AGAINST the proposal being submitted at the Special Meeting for stockholders to approve the issuance of shares of Bristol-Myers common stock in connection with the Merger.

The Special Meeting is scheduled to be held on April 12, 2019 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached proxy statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about March [_], 2019.

If you have already voted for management’s proposals relating to the Merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6617 (Toll-Free)

Email: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 12, 2019

SPECIAL MEETING OF STOCKHOLDERS

OF

Bristol-Myers Squibb Company

_________________________

PROXY STATEMENT
OF
Starboard Value and Opportunity Master Fund Ltd
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Starboard Value LP (“Starboard Value LP”), Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard Value L LP (“Starboard L GP”), Starboard Leaders Victor LLC (“Starboard Victor LLC”), Starboard Leaders Fund LP (“Starboard Leaders Fund”), Starboard Value A LP (“Starboard A LP”), Starboard Value A GP LLC (“Starboard A GP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Starboard Value R LP (“Starboard R LP”), Starboard Value R GP LLC (“Starboard R GP”), Jeffrey C. Smith and Peter A. Feld (collectively, “Starboard” or “we”) are stockholders of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers” or the “Company”), who beneficially own in the aggregate [4,430,000] shares of common stock, $0.10 par value per share (the “Common Stock”), of the Company.

We are writing to you in connection with the proposed acquisition of Celgene Corporation (“Celgene”) by Bristol-Myers (the "Merger"). In connection with the proposed Merger, Bristol-Myers entered into an Agreement and Plan of Merger, dated as of on January 2, 2019, with Celgene and Burgundy Merger Sub, Inc., a wholly-owned subsidiary of Bristol-Myers (the "Merger Agreement"). The Board of Directors of Bristol-Myers (the "Board") has scheduled a special meeting of stockholders for the purpose of considering and voting on certain proposals relating to the proposed Merger (including any adjournments or postponements thereof, the “Special Meeting”). The Special Meeting is scheduled to be held on April 12, 2019 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time.

Pursuant to this Proxy Statement, Starboard is soliciting proxies from holders of the Common Stock and holders of the $2.00 convertible preferred stock, $1.00 par value per share (the “Preferred Stock” and together with the Common Stock, the “Bristol-Myers Stock”), in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the proxy statement/prospectus of Bristol-Myers on Form 424B3, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2019 (the “Bristol-Myers Merger Proxy Statement”) for the Special Meeting (such proposals, the “Bristol-Myers Merger Proposals”):

1.       The Company’s proposal to approve the issuance of shares of Bristol-Myers Common Stock in the Merger as contemplated by the Merger Agreement (the “Stock Issuance Proposal”); and

2.       The Company’s proposal to approve the adjournment from time to time of the Special Meeting, if necessary to solicit additional proxies if there are not sufficient votes at the time of Special Meeting to approve the Stock Issuance Proposal (the “Adjournment Proposal”).

Starboard strongly opposes the Bristol-Myers Merger Proposals because it believes the Merger is poorly conceived, ill-advised and not in the best interests of the Company’s stockholders. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” for a more detailed explanation of Starboard’s rationale for opposing the Bristol-Myers Merger Proposals.

The first crucial step towards maximizing value at Bristol-Myers is voting AGAINST the Bristol-Myers Merger Proposals. It is important, however, for stockholders to also know that as the next step, we would seek stockholder support to elect a slate of highly-experienced and respected director candidates whom we have nominated for election at the 2019 Annual Meeting of Stockholders. We believe these steps, taken together, represent an exciting opportunity for stockholders to have a direct voice in protecting the value of their investment in the Company while ensuring that management and the Board are held accountable and re-focused on exploring the best alternatives available for maximizing shareholder value.

The Company has set the close of business on March 1, 2019 as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 430 East 29th Street, 14th Floor, New York, New York 10016. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the close of business on January 24, 2019, there were 1,632,468,222.509 shares of Bristol-Myers Stock outstanding.

As of the close of business on March [__], 2019, Starboard beneficially owns [4,430,000] shares of Common Stock. We intend to vote our Shares AGAINST the Stock Issuance Proposal.

This Proxy Statement and BLUE proxy card are first being furnished to the Company's stockholders on or about March [__], 2019.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD VOTING AGAINST THE Bristol-Myers Merger Proposals.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE BRISTOL-MYERS MERGER PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO STARBOARD, C/O OKAPI PARTNERS LLC, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting—This Proxy Statement and our BLUE proxy card are available at

[_______________________]

______________________________

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IMPORTANT

Your vote is important, no matter how few shares of Bristol-Myers Stock you own. Starboard urges you to sign, date, and return the enclosed BLUE proxy card today to vote AGAINST the Stock Issuance Proposal and the Adjournment Proposal.

•	If your shares of Bristol-Myers Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.
•	If your shares of Bristol-Myers Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Bristol-Myers Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Bristol-Myers Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6617 (Toll-Free)

Email: info@okapipartners.com

3

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On January 31, 2019, Starboard delivered a letter to the Company’s Corporate Secretary nominating a slate of director candidates for election to the Board at the Company’s 2019 Annual Meeting of Stockholders.
•	On February 1, 2019, representatives of Starboard had an introductory telephone discussion with certain members of management, including Giovanni Caforio, M.D., the Company’s Chief Executive Officer and Chairman, and John Elicker, the Company’s Senior Vice President, Corporate Affairs and Investor Relations.
•	On February 5, 2019, representatives of Starboard met with certain members of management, including Messrs. Caforio and Elicker as well as Charles Bancroft, the Company’s Executive Vice President, Chief Financial Officer and Global Business Operations and Chris Boerner, Ph.D., the Company’s Executive Vice President and Chief Commercial Officer, at the Company’s offices in New York City to learn more about the Merger.
•	On February 7, 2019, representatives of Starboard had a telephone discussion with Mr. Elicker and Tim Power, the Company’s Executive Director, Investor Relations, to discuss financial assumptions underlying the Merger.
•	On February 8, 2019, representatives of Starboard had a follow up telephone discussion with Mr. Elicker and Mr. Power to discuss additional questions and financial assumptions related to the Merger.
•	During the week of February 11, 2019, Jeffrey Smith of Starboard spoke with Mr. Caforio on multiple occasions regarding the Merger.
•	On February 19, 2019, representatives of Starboard had a telephone discussion with Messrs. Elicker, Bancroft and Power to discuss additional questions and financial assumptions related to the Merger.
•	On February 28, 2019, Starboard issued a press release and delivered an open letter to Bristol-Myers stockholders expressing its belief that the Merger is ill-advised and not in the best interest of Bristol-Myers stockholders.

•	On February 28, 2019, Starboard delivered a letter to the Company requesting the Company’s shareholder list pursuant to Section 220 of the Delaware General Corporation Law.

•	On March 1, 2019, Starboard filed this preliminary proxy statement with the SEC soliciting your proxy to vote AGAINST the Bristol-Myers Merger Proposals.
•

On March 6, 2019, Starboard delivered a letter to the Company demanding production of certain of the Company’s books and records relating to the Merger pursuant to Section 220 of the Delaware General Corporation Law.

•	On March 12, 2019, Starboard filed this amendment no. 1 to its preliminary proxy statement with the SEC soliciting your proxy to vote AGAINST the Bristol-Myers Merger Proposals.

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REASONS FOR THE SOLICITATION

We Do Not Believe the Acquisition of Celgene Is in the Best Interest of Bristol-Myers Stockholders

Prior to initiating our investment in Bristol-Myers this past January, we had followed both Bristol-Myers and Celgene for a long time. Thus, we are well aware of their respective publicly-stated strategic ambitions and long-term strategies. Therefore, we were extremely surprised when the Company announced its intention to acquire Celgene for approximately $91 billion, through a combination of cash and stock, representing one of the largest ever pharmaceutical mergers.

This announcement follows years of poor financial and stock price performance at Bristol-Myers. As shown in the chart below, the Company has underperformed its direct peers over almost any time frame.

Source: Company Filings.

(1)	Total returns for all periods include dividends; performance measured as of January 2, 2019 (closing price before announcement of Celgene merger).
(2)	Peers based on Bristol-Myers S-4 selected publicly traded companies and includes: ABBV, AGN, AMGN, LSE:AZN, BIIB, LLY, GILD, LSE:GSK, JNJ, MRK, SWX:NOVN, CPSE:NOVO.B, PFE, SWX:ROG, ENXTPA:SAN.

These results are not reflective of a management team and Board of Directors that has earned the right, in our view, to execute on such a risky acquisition.

We have rigorously studied the proposed Merger with Celgene since the announcement in early January to better understand the perspectives of all parties involved. We have done extensive work, including independent research as well as numerous meetings and phone calls with Bristol-Myers management, in an attempt to understand the strategic and financial benefits of the proposed transaction. Unfortunately, the more work we do, the more conviction we build that the Merger is not in the best interest of stockholders.

We Believe the Company’s Acquisition of One of the Largest Patent Cliffs in the History of the Pharmaceutical Industry Will Serve as a Major Overhang on Bristol-Myers Shares for Years to Come

Bristol-Myers is knowingly acquiring a massive patent cliff with significant deal value concentrated in the net present value of the cash flows from one product. We believe the patent cliff caused by Celgene’s key product, REVLIMID, a small molecule drug that generated approximately $9.7 billion in worldwide sales in 2018, alone will require Celgene to replace over 60% of its total revenue in the next 7 years.

Historically, pharmaceutical companies have made large acquisitions to fill gaps in their product portfolio and avoid potential patent cliffs. As biosimilars have only recently entered the pharmaceutical markets, historically patent cliffs were caused exclusively by small molecule drugs. Typically, genericization of a small molecule drug would occur rapidly, resulting in substantial revenue decline for the innovator drug. However, thus far, large molecule biologics have proven to be much more durable than small molecule drugs. As shown in the chart below, revenue erosion for large molecule drugs post-loss-of-exclusivity (“LOE”) is significantly slower than that of small molecule drugs, which are easier to replicate and often experience dramatic sales declines within the first year of LOE.

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 Source: Company Filings.

(1)	Q0 represents the quarter prior to a product coming off-patent / losing exclusivity. We have assumed the following as Q0 for each drug: LIPITOR (Q3 2011), CRESTOR (Q1 2016), PLAVIX (Q1 2012), GLEEVEC (Q4 2015), EPOGEN (Q1 2015), NEULASTA (Q3 2015), REMICADE (Q3 2016). Q8 unavailable for PLAVIX as the Company stopped reporting PLAVIX as a separate line item.

It is important to note the differences between large and small molecule drugs in terms of historical genericization because they make the proposed transaction extremely puzzling. Celgene’s REVLIMID is expected to face generic competition beginning in 2022. In addition, given the rarity of such a high revenue generating small molecule drug, this represents a potentially massive opportunity for generic manufacturers. As such, numerous manufacturers are attempting to bring generic REVLIMID to market, which increases the risk that the drug faces generic competition before 2022 and/or the revenue decline is more dramatic once generic competition begins.

Unlike Celgene, we believe that Bristol-Myers possesses a much more durable product portfolio. With the exception of ELIQUIS, essentially all of the Company’s other marketed products are large molecule biologics. As a result, we believe the revenue decline for Bristol-Myers’ marketed products in the back-half of the next decade will be much less pronounced than peers that have a high proportion of small molecule products.

Based on our discussions with Bristol-Myers management, we understand that their base-case scenario is a decline in REVLIMID revenues of approximately 90% in 2026. Accordingly, we believe that the REVLIMID generic risk cannot be emphasized enough given this anticipated decline in REVLIMID revenues. If the Merger is approved, we believe this impending patent cliff will continue to be a massive overhang on Bristol-Myers shares – much like it has been for Celgene shares – for the foreseeable future.

We are Highly Skeptical That the Company Will Be Able to Rebuild Celgene’s Entire Current Revenue Base from Celgene’s Current Pipeline

We believe the Celgene pipeline is extremely risky and will continue to require significant research & development (“R&D”) funding. Management’s projections contemplate Celgene essentially rebuilding its entire current revenue base from its pipeline, over the next 8 years, as essentially all of Celgene’s marketed products lose patent protection over this timeframe. We believe this is an aggressive assumption and may not be realistic based on historical precedents.

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Per the Company’s S-4 filing, management is assuming Celgene can generate base-case, risk-adjusted revenues of nearly $19 billion by 2028. However, given the known patent cliff for Celgene’s marketed products, we believe that over 90% of this revenue, or approximately $17 billion, is expected to come from yet un-commercialized pipeline products. That puts an immense amount of pressure on the pipeline to perform at an extraordinarily high level, one that we believe may be exceedingly difficult to meet, especially when the task is to replace one of the top selling global drugs.

As shown in the chart below, it is common to see blockbuster drugs representing approximately 15-30% of total company revenue at LOE, but REVLIMID at 63% of revenue at LOE is essentially unheard of and poses tremendous risk, in our view.

 Source: Company Filings.

(1)	% revenues for SINGULAIR, LIPITOR, CRESTOR, CYMBALTA, PLAVIX, and REVLIMID as of 2011, 2010, 2015, 2013, 2011, and 2018, respectively.

Based on our analysis of the Celgene pipeline, we believe the Company’s projections are extremely optimistic, especially given the most recent developments. Based on our conversations with Bristol-Myers management, we believe that the Company is attributing 60% of 2028 pipeline revenues to five near-term product launch opportunities (i.e. luspatercept, JCAR017, bb2121, fedratinib, and ozanimod), with the remainder of revenues generated by ~20 earlier-stage assets, of which greater than 60% of indications are still in Phase I development. Not surprisingly, sell-side analyst revenue projections for each of the five near-term products reveal wildly differing outlooks. In fact, as shown below, there is a $7.3 billion difference between the minimum and maximum cumulative 2028 revenue estimates for these five products.

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Source: Wall Street Estimates.

However, Bristol-Myers management estimates for the five near-term product launch opportunities approximate the maximum of Wall Street analyst estimates.

Source: Wall Street Estimates, Company Investor Relations, Starboard Estimates.

(1)	Estimated based on S-4 disclosure of Bristol-Myers’ Celgene estimates and discussion with Company management.

Based on Celgene’s most recent track record of overpromising and under-delivering on highly-touted pipeline products – specifically, the termination of GED-0301 and the refusal-to-file (“RTF”) for ozanimod – we question whether management’s projections are sufficiently conservative.

For the early Celgene pipeline, details are limited. However, it is important to note, that according to Bristol-Myers’ 10-K filed on February 25, 2019, 91% of Phase I studies1 fail to reach FDA approval. Assuming similar rates of approval going forward, this means that only 2-3 of Celgene’s early-stage assets will receive FDA approval. Based on various discussions with Bristol-Myers management, given that we believe Bristol-Myers is assuming that approximately 40% of 2028 Celgene pipeline revenues, or approximately $7 billion, will be generated from pipeline assets outside of the five near-term product launch opportunities, it appears that they are assuming multiple blockbuster assets. Based on historical precedent, we would have serious questions on this assumption.

1 Represents the average of small molecule and large molecule studies.

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It is imperative to point out that in a downside scenario, we believe Celgene’s pipeline products could destroy significant stockholder value. Each product requires tremendous upfront investment, and if it does not perform in-line with expectations, the product can generate a negative net present value. For example, Celgene has not brought a new major drug to market since 2014. However, since that time, Celgene has spent a cumulative $22 billion on R&D.2 So in approximately the past five years, Celgene has apparently failed to bring a single new major drug to market. However, Bristol-Myers is now assuming that going forward, the Celgene pipeline will produce a number of new major drugs at a much faster rate than previously achieved.

We Have Serious Concerns About the Diligence Process and Motivations for the Proposed Merger

Given the transformative nature of this transaction, we would have expected Bristol-Myers to undertake an exhaustive due diligence process on Celgene, particularly as it relates to the Company’s analysis of the Celgene pipeline, as well as a robust analysis of all available alternatives for value maximization for its stockholders. Unfortunately, based on the timeline in Bristol-Myers’ S-4, while the Company did exchange some preliminary diligence materials prior to December 2018, it appears that the Company only had two weeks of full data room access prior to announcing the proposed acquisition and it appears that no such exploration of alternatives was ever contemplated.

In addition, as shown in the annotated chart below, it appears that after a failed clinical trial of a major drug that resulted in approximately $25 billion of lost market value, Bristol-Myers became the subject of not one, but two separate shareholder activists, who were, among other things, rumored to be pressing for the Company to explore a sale. It seems that following these challenging times, Bristol-Myers began exploring an acquisition which would create such a large combined entity that any acquisition of the pro forma company would become exceedingly difficult. Nowhere in the disclosure related to the Celgene discussions, is there any mention of the idea that, before executing an acquisition of this scale, Bristol-Myers, itself, explored and more fully evaluated all strategic options to maximize value for shareholders. It therefore seems appropriate to conclude that a primary reason this transaction was pursued by Bristol-Myers was for defensive purposes.

Source: Company Filings, Press Releases.

2 See Celgene’s Annual Report on Form 10-K filed with the SEC on February 10, 2017, Celgene’s Annual Report on Form 10-K filed with the SEC on February 7, 2018, and Celgene’s Annual Report on Form 10-K filed with the SEC on February 26, 2019.

9

In fact, Bristol-Myers has been rumored as a potential acquisition target for years. While these rumors have yet to amount to anything substantive, we find the timing of management’s initial approach to Celgene curious. A casual observer might reasonably suspect that Bristol-Myers initiated merger discussions with Celgene in order to avoid stockholder pressure for the Company to conduct a sale process. Bristol-Myers is a premier asset in oncology, one of the most sought after therapeutic categories. This is an enviable position that we believe would garner a premium valuation if the Company were to conduct a full sale process. While we are not solely advocating for a sale of the Company, we strongly believe that management and the Board should be open to any option that maximizes value for stockholders.

We Believe there is a Better Path Forward for Bristol-Myers

The Company possesses a number of innovative assets that have pushed the boundaries of science in order to save lives. Bristol-Myers has been at the leading edge of developing immuno-oncology drugs and in the recent past has spent a higher percentage of revenue on R&D than any other major pharmaceutical company. In fact, as shown in the chart below, over the past 5 years, on average, the Company has spent almost double the percentage of revenue on R&D as peers.

Source: Company Filings, CapitalIQ.

(1)	Average of annual reported financials from 2014 – 2018. Peers based on Bristol-Myers S-4 selected publicly traded companies.

Management has assured stockholders that the Company continues to be well-positioned for both the short and long-term. Unfortunately, R&D failures continue to plague the Company. Over the past five years, the Company has underperformed peers and the broader market index by approximately 40%.

10

 Source: CapitalIQ, Press Releases.

(1)	Total returns for all periods include dividends; performance measured from January 2, 2014 to January 2, 2019 (closing price before announcement of Celgene merger).
(2)	Peers based on Bristol-Myers S-4 selected publicly traded companies and includes: ABBV, AGN, AMGN, LSE:AZN, BIIB, LLY, GILD, LSE:GSK, JNJ, MRK, SWX:NOVN, CPSE:NOVO.B, PFE, SWX:ROG, ENXTPA:SAN.

In our view, the past year appears to have been particularly painful for Bristol-Myers stockholders, as key clinical trials have failed to show the desired results and the Company’s future growth trajectory has been called into question.

The persistent challenges surrounding OPDIVO’s never-ending quest for first-line (“1L”) approval in non-small cell lung cancer (“NSCLC”) has been particularly frustrating. Despite initially securing a sizeable market share advantage in the NSCLC market with OPDIVO, the Company has seen recent trial failures potentially impair peak revenue potential. As a result, Bristol-Myers’ P/E ratio is now at its lowest level in years and below its peer group, despite a growing franchise and a net cash balance sheet.

Source: CapitalIQ.

(1)	Peers based on Bristol-Myers S-4 selected publicly traded companies and includes: ABBV, AGN, AMGN, LSE:AZN, BIIB, LLY, GILD, LSE:GSK, JNJ, MRK, SWX:NOVN, CPSE:NOVO.B, PFE, SWX:ROG, ENXTPA:SAN.
(2)	Current as of 2/27/2019.

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We believe that there is significant room for improvement in Bristol-Myers’ margins. As previously mentioned, the Company’s R&D as a percentage of revenue is the highest of its peers, resulting in EBITDA margins well below average.

While cost cutting and margin improvement is one alternative that we believe is readily available to Bristol-Myers as a standalone entity, we believe the Company’s Board should be open to evaluating all alternatives to create stockholder value, including a sale of the Company. If Bristol-Myers is focused on a potential revenue cliff in its product portfolio, we believe those cliffs can be filled with targeted tuck-in acquisitions, or, alternatively, the Company can become a target for another company to further fill out their product portfolio.

The first crucial step towards maximizing value at Bristol-Myers is voting AGAINST the Bristol-Myers Merger Proposals. It is important, however, for stockholders to also know that as the next step, we would seek stockholder support to elect a slate of highly-experienced and respected director candidates whom we have nominated for election at the 2019 Annual Meeting of Stockholders. We believe these steps, taken together, represent an exciting opportunity for stockholders to have a direct voice in protecting the value of their investment in the Company while ensuring that management and the Board are held accountable and re-focused on exploring the best alternatives available for maximizing shareholder value.

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PROPOSAL NO. 1

STOCK ISSUANCE PROPOSAL

In connection with the Merger, you are being asked by the Company to approve the Stock Issuance Proposal. Under the Merger Agreement, and as discussed in detail in the Bristol-Myers Merger Proxy Statement, the Company is required to obtain, as a condition to the Merger, the approval of its stockholders in order to issue the shares of Common Stock to the former Celgene stockholders as consideration for the Merger. Based on the number of shares of Bristol-Myers common stock outstanding as of January 24, 2019, and the number of shares of Celgene common stock outstanding as of January 29, 2019, immediately following completion of the Merger, Bristol-Myers stockholders immediately prior to the completion of the Merger are expected to own approximately 69% of the outstanding shares of the Common Stock and former Celgene stockholders are expected to own approximately 31% of the outstanding shares of the Common Stock.

Approval of the Stock Issuance Proposal requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Stock at the Special Meeting and that a quorum be present.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger as we believe that the Merger is not in the best interests of the Company and its stockholders. To that end, we are soliciting your proxy to vote AGAINST the Stock Issuance Proposal at the Special Meeting.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of Bristol-Myers stockholders by signing, dating and returning the enclosed BLUE proxy card as soon as possible.

STARBOARD urges you to vote “AGAINST” THE STOCK ISSUANCE proposal ON THE ENCLOSED BLUE PROXY CARD and intendS to vote ITS shares “against” this proposal.

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PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

You are being asked by Bristol-Myers to approve a proposal that will give the Board authority to adjourn from time to time the Special Meeting for the purpose of soliciting additional proxies in favor of the approval of the Stock Issuance Proposal if there are not sufficient votes at the time of the Special Meeting to approve the Stock Issuance Proposal.

According to the Bristol-Myers Merger Proxy Statement, if the Adjournment Proposal is approved, the Special Meeting could be adjourned to any date. In addition, the Board, with or without stockholder approval, could postpone the Special Meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons.

STARBOARD urges you to vote “AGAINST” THE ADJOURNMENT proposal ON THE ENCLOSED BLUE PROXY CARD and intendS to vote ITS shares “against” this proposal.

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Consequences of Defeating the Bristol-Myers Merger Proposals

The approval of the Stock Issuance Proposal by Bristol-Myers stockholders is a condition to the obligations of Celgene and Bristol-Myers to complete the Merger. If the Stock Issuance Proposal is not approved by Bristol-Myers stockholders, the Merger cannot be consummated. Instead, Celgene will remain an independent public company. Under specified circumstances, Celgene and/or Bristol-Myers may be required to reimburse the other party for the expenses it incurred in connection with the Merger Agreement. For example, Bristol-Myers is required to reimburse Celgene for up to $40 million of its reasonable and out-of-pocket costs and expenses incurred in connection with the Merger Agreement and the Merger (the “Fee Reimbursement”) if the Merger Agreement is terminated by either Bristol-Myers or Celgene due to the Bristol-Myers stockholders voting on and failing to approve the Stock Issuance Proposal at the Special Meeting. In addition, Bristol-Myers has agreed to pay Celgene a termination fee of $2.2 billion (the “Termination Fee”) if the Merger Agreement is terminated under any of the following circumstances:

•	by Celgene, prior to the approval of the Stock Issuance Proposal by Bristol-Myers stockholders, as a result of the Board, (i) making an adverse recommendation change or (ii) failing to publicly confirm its recommendation that Bristol-Myers stockholders approve the Stock Issuance Proposal within ten business days after a written request to do so from Celgene following the public disclosure of an Acquisition Proposal (as defined in the Merger Agreement) for Bristol-Myers;
•	by Celgene, prior to the approval of the Stock Issuance Proposal by Bristol-Myers stockholders, as a result of a material breach by Bristol-Myers of any of its obligations described in Bristol-Myers Merger Proxy Statement or its obligations to call and hold the Special Meeting for the purposes of approving the Stock Issuance Proposal described in Bristol-Myers Merger Proxy Statement, and at or prior to the date of such termination, an Acquisition Proposal for Bristol-Myers has been publicly disclosed or announced, and on or prior to the first anniversary of such termination, Bristol-Myers enters into a definitive agreement, or completes a transaction, relating to an Acquisition Proposal for Bristol-Myers. However, in this instance, any references in the definition of Acquisition Proposal to 20% will be replaced by 50%;
•	by Bristol-Myers, prior to obtaining the approval of the Stock Issuance Proposal by Bristol-Myers stockholders, in order to enter into a definitive agreement providing for a Superior Proposal (as defined in the Merger Agreement); or
•	by Celgene or Bristol-Myers, as a result of Bristol-Myers stockholders failing to approve the Stock Issuance Proposal at the Special Meeting and, at or prior to the Special Meeting, an Acquisition Proposal for Bristol-Myers has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Special Meeting, and on or prior to the first anniversary of such termination, Bristol-Myers enters into a definitive agreement, or completes a transaction, relating to an Acquisition Proposal for Bristol-Myers. However, in this instance, any references in the definition of Acquisition Proposal to 20% will be replaced by 50%.

If the Merger Agreement is terminated by either Bristol-Myers or Celgene as a result of the Bristol-Myers stockholders voting on and failing to approve the Stock Issuance Proposal at the Special Meeting, then Bristol-Myers will pay Celgene the Fee Reimbursement. If the Termination Fee is payable by Bristol-Myers after the time Bristol-Myers pays the Fee Reimbursement, the amount of the Termination Fee will be reduced by the Fee Reimbursement.

The approval of the Adjournment Proposal is not a condition to the obligations of Celgene or Bristol-Myers to complete the Merger.

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VOTING AND PROXY PROCEDURES

According to Bristol-Myers Merger Proxy Statement, holders of Common Stock and the Preferred Stock vote together as a single class on all matters at the Special Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of Bristol-Myers Stock is entitled to one vote. Stockholders who sell shares of Bristol-Myers Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Bristol-Myers Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares of Bristol-Myers Stock after the Record Date.

Shares of Bristol-Myers Stock represented by properly executed BLUE proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Stock Issuance Proposal and AGAINST the Adjournment Proposal, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Bristol-Myers Stock at the Record Date and entitled to vote will constitute a quorum. Elections to abstain from voting will be deemed present at the Special Meeting for the purpose of determining the presence of a quorum. Shares of Bristol-Myers Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and shares of Bristol-Myers Stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Special Meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the Stock Issuance Proposal to be taken at the Special Meeting. Failure of a quorum to be present at the Special Meeting will necessitate an adjournment of the meeting.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to either of the proposals to be considered at the Special Meeting, if a beneficial owner of shares of Bristol-Myers Stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Special Meeting. As a result, there will not be any broker non-votes in connection with either of the proposals to be considered at the Special Meeting.

VOTES REQUIRED FOR APPROVAL

Approval of the Stock Issuance: According to the Bristol-Myers Merger Proxy Statement, the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Stock is required to approve the Stock Issuance Proposal, assuming a quorum is present. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the Stock Issuance Proposal consist of votes “for” or “against” as well as elections to abstain from voting on the Stock Issuance Proposal. As a result, a Bristol-Myers stockholder’s abstention from voting on the Stock Issuance Proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The failure of a Bristol-Myers stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes cast.” However, these failures to vote will make it more difficult to meet the requirement under Delaware law that the holders of a majority of the outstanding shares of Bristol-Myers stock entitled to vote at the Special Meeting be present in person or represented by proxy to constitute a quorum at the Special Meeting.

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Approval of the Adjournment Proposal (if necessary): According to the Bristol-Myers Merger Proxy Statement, the affirmative vote of a majority of the votes present at the Special Meeting by Bristol-Myers stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present) is required to approve the Adjournment Proposal. For purposes of the Adjournment Proposal, “votes present” on the Adjournment Proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Bristol-Myers stockholder’s abstention from voting on the Adjournment Proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 430 East 29th Street, 14th Floor, New York, New York 10016 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Bristol-Myers Stock. Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies against the Bristol-Myers Merger Proposals.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners will employ approximately 30 persons to solicit stockholders for the Special Meeting.

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The entire expense of soliciting proxies is being borne by Starboard. Costs of this solicitation of proxies are currently estimated to be approximately $[_____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____]. Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q:	When and where is the Special Meeting?
A:	The Special Meeting will be held on Friday, April 12, 2019, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time.
Q:	Who is entitled to vote at the Special Meeting?
A:	All holders of shares of Bristol-Myers Stock who held shares at the Record Date for the Special Meeting (the close of business on March 1, 2019) are entitled to receive notice of, and to vote at, the Special Meeting.
Q.	What am I being asked to vote on at the Special Meeting?
A.	You are being asked to vote on the following two proposals:
•	to approve the Stock Issuance Proposal; and
•	to approve the Adjournment Proposal.

The approval of the Stock Issuance Proposal by Bristol-Myers stockholders is a condition to the obligations of Celgene and Bristol-Myers to complete the Merger. The approval of the Adjournment Proposal is not a condition to the obligations of Celgene or Bristol-Myers to complete the Merger.

Please see the sections entitled “Proposal 1: Stock Issuance Proposal” and “Proposal 2 Adjournment Proposal” for more about each of these proposals.

Q:	How should I vote on the Stock Issuance Proposal?
A:	We recommend that you vote “AGAINST” the Stock Issuance Proposal on the enclosed BLUE proxy card.
Q:	How should I vote on the Adjournment Proposal?
A:	We recommend that you vote “AGAINST” the Adjournment Proposal on the enclosed BLUE proxy card.
Q.	What vote is required to approve the Stock Issuance Proposal?
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A.	The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Stock at a duly called and held meeting of Bristol-Myers’ stockholders at which a quorum is present. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the Stock Issuance Proposal consist of votes “for” or “against” as well as elections to abstain from voting on the Stock Issuance Proposal. As a result, a Bristol-Myers stockholder’s abstention from voting on the Stock Issuance Proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The failure of a Bristol-Myers stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes cast.” However, these failures to vote will make it more difficult to meet the requirement under Delaware law that the holders of a majority of the outstanding shares of Bristol-Myers Stock entitled to vote at the Special Meeting be present in person or represented by proxy to constitute a quorum at the Special Meeting.
Q.	What vote is required to approve the Adjournment Proposal (if necessary)?
A.	The affirmative vote of a majority of the votes present at the Special Meeting by Bristol-Myers stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present). For purposes of the Adjournment Proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Bristol-Myers stockholder’s abstention from voting on the Adjournment Proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”
Q.	How do I vote?
A.	If you are a stockholder of record as of the Record Date, you may vote your shares on matters presented at the Special Meeting in any of the following ways:
•	in person—You may attend the Special Meeting and cast your vote there; or
•	via the Internet or Telephone—Depending upon your broker or custodian, you may be able to vote either by the Internet or by toll-free telephone; or
•	by mail—Mark, sign, date, and return the enclosed BLUE proxy card in the accompanying prepaid reply envelope.

If you are a beneficial owner of Bristol-Myers Stock as of the Record Date, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Your bank, brokerage firm or other nominee may provide for Internet and telephone voting. Please consult with your bank, brokerage firm or other nominee to determine if these options are available. Please note that if you are a beneficial owner and wish to vote in person at the Special Meeting, you must have a legal proxy from your bank, brokerage firm or other nominee.

Q:	How important is my vote?
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A:	Your vote "AGAINST" each of the Stock Issuance Proposal and Adjournment Proposal is very important, and you are encouraged to submit a BLUE proxy card as soon as possible.

According to Bristol-Myers Merger Proxy Statement, a stockholder’s abstention from voting on the Stock Issuance Proposal will have the same effect as a vote “AGAINST” the approval of the Stock Issuance Proposal. The failure of a stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a stockholder to vote will have no effect on the approval of the Stock Issuance Proposal because these failures to vote are not considered “votes cast.” A stockholder’s abstention from voting on the Adjournment Proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a stockholder to vote will have no effect on the approval of the Adjournment Proposal because these failures to vote are not considered “votes present.”

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of Bristol-Myers stockholders by signing, dating and returning the enclosed BLUE proxy card as soon as possible.

Q:	What happens if the Merger is not completed?

A:	If the Stock Issuance Proposal is not approved by Bristol-Myers’ stockholders or the Merger is not completed for any other reason, Celgene stockholders will not receive any payment for their shares of Celgene common stock in connection with the Merger. Instead, Celgene will remain an independent public company. Under specified circumstances, Celgene and/or Bristol-Myers may be required to reimburse the other party for the expenses it incurred in connection with the Merger Agreement or pay a termination fee upon termination of the Merger Agreement. For example, Bristol-Myers is required to reimburse Celgene for up to $40 million of its reasonable and out-of-pocket costs and expenses incurred in connection with the Merger Agreement and the Merger if the Merger Agreement is terminated by either Bristol-Myers or Celgene due to the Bristol-Myers stockholders voting on and failing to approve the Stock Issuance Proposal at the Special Meeting.

Q:	Where can I find additional information concerning Bristol-Myers and the Merger?

A:	Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Bristol-Myers Merger Proxy Statement in connection with the Special Meeting, including:
•	a summary term sheet of the Merger;
•	the terms of the Merger Agreement and the Merger and related transactions;
•	any reports, opinions and/or appraisals received by Bristol-Myers in connection with the Merger;
•	past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;
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•	federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;
•	the trading prices of Bristol-Myers stock over time;
•	the compensation paid and payable to Bristol-Myers’s directors and executive officers; and
•	appraisal rights and dissenters' rights.

We take no responsibility for the accuracy or completeness of information contained in the Bristol-Myers Merger Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Q.	What do I need to do now?
A.	Even if you plan to attend the Special Meeting, after carefully reading and considering the information contained in this Proxy Statement, please submit your BLUE proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your shares of Bristol-Myers Stock in your own name as the shareholder of record, please submit your proxy for your shares of Bristol-Myers Stock by completing, signing, dating and returning the enclosed BLUE proxy card in the accompanying prepaid reply envelope. If you decide to attend the Special Meeting and vote in person, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of shares of Bristol-Myers Stock, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE proxy card today to vote AGAINST the Bristol-Myers Merger Proposals.

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ADDITIONAL PARTICIPANT INFORMATION

The members of Starboard are participants in this solicitation. The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Each of Starboard S LLC, a Delaware limited liability company, Starboard C LP, a Delaware limited partnership, Starboard L Master, a Cayman Islands exempted limited partnership, and Starboard Victor LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP, a Delaware limited partnership, provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Victor LLC, Starboard Leaders Fund and the Starboard Value LP Account and as the manager of Starboard S LLC. The principal business of Starboard L GP, a Delaware limited partnership, is serving as the general partner of Starboard L Master. The principal business of Starboard Value GP, a Delaware limited liability company, is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co, a Delaware limited partnership, is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP, a Delaware limited liability company, serves as the general partner of Principal Co. Starboard A LP, a Delaware limited partnership, is serving as the general partner of Starboard Leaders Fund and the managing member of Starboard Victor LLC. Starboard A GP serves as the general partner of Starboard A LP. Starboard R LP, a Delaware limited partnership, serves as the general partner of Starboard C LP. Starboard R GP, a Delaware limited liability company, serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Messrs. Smith and Feld are citizens of the United States of America.

The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Victor LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands.

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As of the date hereof, Starboard V&O Fund beneficially owns 2,831,825 shares of Common Stock. As of the date hereof, Starboard S LLC beneficially owned 425,080 shares of Common Stock.  As of the date hereof, Starboard C LP beneficially owned 244,769 shares of Common Stock. As of the date hereof, Starboard L Master beneficially owned 221,245 shares of Common Stock. As of the date hereof, Starboard Victor LLC beneficially owned 74,707 shares of Common Stock.  As of the date hereof, 632,374 Shares were held in a certain account managed by Starboard Value LP (the “Starboard Value LP Account”). Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 221,245 shares owned by Starboard L Master. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 244,769 shares owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 244,769 shares owned by Starboard C LP and (ii) 221,245 shares owned by Starboard L Master. Starboard Leaders Fund, as a member of Starboard Victor LLC, may be deemed the beneficial owner of the 74,707 shares owned by Starboard Victor LLC. Starboard Value A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Victor LLC, may be deemed the beneficial owner of the 74,707 shares owned by Starboard Victor LLC. Starboard Value A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 74,707 shares owned by Starboard Victor LLC. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Victor LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,831,825 shares beneficially owned by Starboard V&O Fund, (ii) 425,080 shares owned by Starboard S LLC, (iii) 244,769 shares owned by Starboard C LP, (iv) 221,245 shares owned by Starboard L Master, (v) 74,707 shares owned by Starboard Victor LLC and (vi) 632,374 shares held in the Starboard Value LP Account. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,831,825 shares beneficially owned by Starboard V&O Fund, (ii) 425,080 shares owned by Starboard S LLC, (iii) 244,769 shares owned by Starboard C LP, (iv) 221,245 shares owned by Starboard L Master, (v) 74,707 shares owned by Starboard Victor LLC and (vi) 632,374 shares held in the Starboard Value LP Account. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,831,825 shares beneficially owned by Starboard V&O Fund, (ii) 425,080 shares owned by Starboard S LLC, (iii) 244,769 shares owned by Starboard C LP, (iv) 221,245 shares owned by Starboard L Master, (v) 74,707 shares owned by Starboard Victor LLC and (vi) 632,374 shares held in the Starboard Value LP Account. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,831,825 shares beneficially owned by Starboard V&O Fund, (ii) 425,080 shares owned by Starboard S LLC, (iii) 244,769 shares owned by Starboard C LP, (iv) 221,245 shares owned by Starboard L Master, (v) 74,707 shares owned by Starboard Victor LLC and (vi) 632,374 shares held in the Starboard Value LP Account.  Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,831,825 shares beneficially owned by Starboard V&O Fund, (ii) 425,080 shares owned by Starboard S LLC, (iii) 244,769 shares owned by Starboard C LP, (iv) 221,245 shares owned by Starboard L Master, (v) 74,707 shares owned by Starboard Victor LLC and (vi) 632,374 shares held in the Starboard Value LP Account. Messrs. Smith and Feld share voting and dispositive power with respect to the 4,430,000 shares of Common Stock beneficially owned in the aggregate by Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Victor LLC and held in the Starboard Value LP Account.

Starboard V&O Fund entered into a forward purchase contract on the date referenced in Schedule I providing for the purchase of 500,000 shares of Common Stock.  The forward purchase contract had a final valuation date of August 3, 2020, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The forward purchase contract provided for physical settlement. Until the settlement date, the forward purchase contract did not give Starboard V&O Fund voting or dispositive control over the shares of Common Stock to which such contract related. As set forth in Schedule I, Starboard V&O Fund exercised the forward purchase contract and, accordingly, is no longer a party to the forward purchase contract.

Starboard V&O Fund also entered into certain forward purchase contracts on the dates referenced in Schedule I providing for the purchase of an aggregate of 1,000,000 shares of Common Stock. Each of the forward purchase contracts had a final valuation date of August 20, 2020, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The forward purchase contracts provided for physical settlement. Until the settlement date, none of the forward purchase contracts gave Starboard V&O Fund voting or dispositive control over the shares of Common Stock to which such contracts related. As set forth in Schedule I, Starboard V&O Fund exercised the forward purchase contracts and, accordingly, is no longer a party to the forward purchase contracts.

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For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Victor LLC and Starboard Value LP through the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

FUTURE STOCKHOLDER PROPOSALS

According to the Bristol-Myers Merger Proxy Statement, the Company will hold an annual meeting of stockholders in 2019 (the “2019 Annual Meeting”), regardless of whether the Merger has been completed.

Any stockholder proposals intended to be presented at the 2019 Annual Meeting and considered for inclusion in Bristol-Myers’ proxy materials must have been received by Bristol-Myers’ corporate secretary no earlier than October 23, 2018 and no later than the close of business Eastern Time on November 22, 2018. Such proposals must have been sent to: to Bristol-Myers Company, 430 East 29th Street, 14th Floor, New York, New York 10016, Attention: Corporate Secretary. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

In order for a Bristol-Myers stockholder proposal to be raised from the floor during the 2019 Annual Meeting instead of being submitted for inclusion in Bristol-Myers’ proxy statement, the stockholder’s written notice must have been received by Bristol-Myers’ corporate secretary no earlier than the close of business Eastern Time on January 1, 2019 and no later than the close of business Eastern Time on January 31, 2019 and must contain the information required by Bristol-Myers’ By-laws.

24

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2019 Annual Meeting is based on information contained in the Bristol-Myers Merger Proxy Statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. Starboard will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Okapi Partners, at the following address or phone number: 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, or call toll free at +1 (888) 785-6617. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

Starboard is unaware of any other matters to be considered at the Special Meeting. However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

Starboard has omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the Bristol-Myers Merger Proxy Statement. This disclosure includes, among other things, detailed information relating to the background, reasons for, terms and consequences of the Merger, including risk factors, financial and pro forma information, tax consequences, accounting treatment, description of business conducted by Bristol-Myers, description and share price information of the Bristol-Myers Stock, and interest of officers and directors of Bristol-Myers in the Merger.

See Schedule II for information regarding persons who beneficially own more than 5% of the outstanding shares of Common Stock and the ownership of the shares of Common Stock by the management and directors of Bristol-Myers.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Starboard Value And Opportunity Master Fund Ltd

March [___], 2019

25

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	1,000	01/29/2019
Purchase of Common Stock	1,000	01/31/2019
Purchase of Common Stock	665,000	02/04/2019
Purchase of Common Stock	793,274	02/01/2019
Sale of Common Stock	(499,249)	02/01/2019
Sale of Common Stock	(751)	02/01/2019
Purchase of Forward Contract	500,000	02/01/2019
Purchase of Common Stock	63,281	02/05/2019
Sale of Common Stock	(95,420)	02/13/2019
Sale of Common Stock	(34,047)	02/14/2019
Purchase of Common Stock	28,000	02/15/2019
Purchase of Common Stock	126,563	02/15/2019
Purchase of Common Stock	12,656	02/15/2019
Purchase of Common Stock	189,844	02/19/2019
Purchase of Common Stock	268,946	02/20/2019
Purchase of Common Stock	63,281	02/20/2019
Purchase of Common Stock	217,435	02/20/2019
Sale of Common Stock	(500,000)	02/20/2019
Sale of Common Stock	(64,154)	02/20/2019
Purchase of Forward Contract	500,000	02/20/2019
Purchase of Common Stock	198,442	02/21/2019
Purchase of Common Stock	170,619	02/21/2019
Sale of Common Stock	(41,456)	02/21/2019
Sale of Common Stock	(3,208)	02/21/2019
Purchase of Common Stock	270,769	02/22/2019

I-1

Sale of Common Stock	(500,000)	02/22/2019
Purchase of Forward Contract	500,000	02/22/2019
Purchase of Common Stock	500,000	02/26/2019
Purchase of Common Stock	500,000	02/26/2019
Purchase of Common Stock	500,000	02/26/2019
Exercise of Forward Contract	(1,000,000)	02/26/2019
Exercise of Forward Contract	(500,000)	02/26/2019

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	57,000	01/31/2019
Purchase of Common Stock	68,767	02/01/2019
Purchase of Common Stock	5,486	02/05/2019
Sale of Common Stock	(8,221)	02/13/2019
Sale of Common Stock	(2,933)	02/14/2019
Purchase of Common Stock	2,427	02/15/2019
Purchase of Common Stock	10,971	02/15/2019
Purchase of Common Stock	1,097	02/15/2019
Purchase of Common Stock	16,458	02/19/2019
Purchase of Common Stock	23,314	02/20/2019
Purchase of Common Stock	5,486	02/20/2019
Purchase of Common Stock	18,849	02/20/2019
Sale of Common Stock	(5,540)	02/20/2019
Purchase of Common Stock	17,202	02/21/2019
Purchase of Common Stock	14,791	02/21/2019
Sale of Common Stock	(3,580)	02/21/2019
Sale of Common Stock	(277)	02/21/2019
Purchase of Common Stock	23,472	02/22/2019

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	100,000	01/31/2019
Purchase of Common Stock	119,114	02/01/2019

I-2

Purchase of Common Stock	9,502	02/05/2019
Sale of Common Stock	(14,318)	02/13/2019
Sale of Common Stock	(5,109)	02/14/2019
Purchase of Common Stock	4,205	02/15/2019
Purchase of Common Stock	19,004	02/15/2019
Purchase of Common Stock	1,901	02/15/2019
Purchase of Common Stock	28,505	02/19/2019
Purchase of Common Stock	40,384	02/20/2019
Purchase of Common Stock	9,502	02/20/2019
Purchase of Common Stock	32,649	02/20/2019
Sale of Common Stock	(9,629)	02/20/2019
Purchase of Common Stock	29,797	02/21/2019
Purchase of Common Stock	25,619	02/21/2019
Sale of Common Stock	(6,222)	02/21/2019
Sale of Common Stock	(481)	02/21/2019
Purchase of Common Stock	40,657	02/22/2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	46,000	01/31/2019
Purchase of Common Stock	63,855	02/01/2019
Purchase of Common Stock	5,094	02/05/2019
Sale of Common Stock	(7,199)	02/13/2019
Sale of Common Stock	(2,569)	02/14/2019
Purchase of Common Stock	2,254	02/15/2019
Purchase of Common Stock	10,188	02/15/2019
Purchase of Common Stock	1,019	02/15/2019
Purchase of Common Stock	15,281	02/19/2019
Purchase of Common Stock	21,649	02/20/2019
Purchase of Common Stock	5,094	02/20/2019
Purchase of Common Stock	17,502	02/20/2019
Sale of Common Stock	(4,968)	02/20/2019
Purchase of Common Stock	15,974	02/21/2019
Purchase of Common Stock	13,734	02/21/2019
Sale of Common Stock	(3,210)	02/21/2019
Sale of Common Stock	(248)	02/21/2019
Purchase of Common Stock	21,795	02/22/2019

I-3

STARBOARD LEADERS VICTOR LLC

Purchase of Common Stock	25,588	02/01/2019
Purchase of Common Stock	2,041	02/05/2019
Sale of Common Stock	(1,731)	02/13/2019
Sale of Common Stock	(617)	02/14/2019
Purchase of Common Stock	903	02/15/2019
Purchase of Common Stock	4,082	02/15/2019
Purchase of Common Stock	408	02/15/2019
Purchase of Common Stock	6,124	02/19/2019
Purchase of Common Stock	8,675	02/20/2019
Purchase of Common Stock	2,041	02/20/2019
Purchase of Common Stock	7,014	02/20/2019
Sale of Common Stock	(1,520)	02/20/2019
Purchase of Common Stock	6,401	02/21/2019
Purchase of Common Stock	5,503	02/21/2019
Sale of Common Stock	(983)	02/21/2019
Sale of Common Stock	(76)	02/21/2019
Purchase of Common Stock	10,854	02/22/2019

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	130,000	01/31/2019
Purchase of Common Stock	182,969	02/01/2019
Purchase of Common Stock	14,596	02/05/2019
Sale of Common Stock	(20,516)	02/13/2019
Sale of Common Stock	(7,320)	02/14/2019
Purchase of Common Stock	6,458	02/15/2019
Purchase of Common Stock	29,192	02/15/2019
Purchase of Common Stock	2,919	02/15/2019
Purchase of Common Stock	43,788	02/19/2019
Purchase of Common Stock	62,032	02/20/2019
Purchase of Common Stock	14,596	02/20/2019
Purchase of Common Stock	50,151	02/20/2019
Sale of Common Stock	(14,189)	02/20/2019
Purchase of Common Stock	45,770	02/21/2019
Purchase of Common Stock	39,354	02/21/2019
Sale of Common Stock	(9,169)	02/21/2019
Sale of Common Stock	(710)	02/21/2019
Purchase of Common Stock	62,453	02/22/2019

I-4

SCHEDULE II

The following table is reprinted from the proxy statement/prospectus filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on February 22, 2019.

STOCK OWNERSHIP OF AND VOTING BY BRISTOL-MYERS SQUIBB DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN STOCKHOLDERS

The following table sets forth, as of January 24, 2019 (except as otherwise noted), beneficial ownership of shares of Bristol-Myers Squibb common stock by each director, each of the named executive officers and all directors and executive officers as a group, and all persons known by the BMS Board to be beneficial owners of more than five percent of the outstanding shares of Bristol-Myers Squibb common stock. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power. None of Bristol-Myers Squibb’s directors and executive officers, individually or as a group, beneficially owns greater than 1% of Bristol-Myers Squibb’s outstanding shares of common or preferred stock. There are no beneficial owners of more than 5% of the outstanding shares of Bristol-Myers Squibb’s preferred stock.

	Bristol-Myers Squibb Company
Name	Total Common Shares Owned(1)	Common Shares Underlying Options or Stock Units(2)	Common Shares Underlying Deferred Share Units(3)
P. J. Arduini	14,961	0	14,961
C. A. Bancroft	455,312	115,506	0
R. J. Bertolini	10,497	0	10,100
G. Caforio, M.D.	467,537	174,499	0
M. W. Emmens	10,457	0	10,197
M. Grobstein	78,862	0	75,479
A. J. Lacy	67,895	0	65,590
S. Leung	686,113	215,326	0
T. J. Lynch, Jr., M.D.	21,343	5,864	0
D. C. Paliwal	35,541	0	22,606
T. R. Samuels	31,103	0	9,102
V. L. Sato, Ph.D.	61,108	0	61,108
S. Schmukler	69,557	0	69,557
G. L. Storch	44,743	0	44,743
K. H. Vousden, Ph.D.	3,786	0	3,786
All Directors and Executive Officers as a Group(4)	2,445,295	634,420	317,672
Wellington Management Group LLP(5)	136,601,722	—	—
The Vanguard Group(6)	131,699,595	—	—
BlackRock, Inc.(7)	115,573,078	—	—

(1)	Consists of direct and indirect ownership of shares, shares credited to the accounts of the executive officers under the Bristol-Myers Squibb Company Savings and Investment Program, stock options that are currently exercisable, restricted stock units that vest within 60 days, the target number of market share units that vest within 60 days and deferred share units.
II-1

(2)	Consists of shares underlying stock options that are currently exercisable, restricted stock units that vest within 60 days, and the target number of market share units that vest within 60 days. None of these shares have any voting rights.
(3)	Consists of deferred share units that are valued according to the market value and stockholder return on equivalent shares of common stock. Deferred share units have no voting rights.
(4)	Includes 22 individuals.

Each of Bristol-Myers Squibb’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Bristol-Myers Squibb stock “FOR” the stock issuance and “FOR” the Bristol-Myers Squibb adjournment proposal, although none of Bristol-Myers Squibb’s directors and executive officers has entered into any agreement requiring them to do so.

(5)	This information is based on the Schedule 13G/A filed by Wellington Management Group LLP with the SEC on February 12, 2019 reporting beneficial ownership as of December 31, 2018. The reporting person has sole voting power with respect to zero shares, shared voting power with respect to 35,247,592 shares, sole dispositive power with respect to zero shares and shared dispositive power with respect to 136,601,722 shares. The address of the reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.
(6)	This information is based on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2019 reporting beneficial ownership as of December 31, 2018. The reporting person has sole voting power with respect to 1,959,851 shares, shared voting power with respect to 376,305 shares, sole dispositive power with respect to 129,401,437 shares and shared dispositive power with respect to 2,298,158 shares. The address of the reporting person is 100 Vanguard Blvd., Malvern, PA 19355.
(7)	This information is based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 4, 2019 reporting beneficial ownership as of December 31, 2018. The reporting person has sole voting power with respect to 99,298,503 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 115,573,078 shares and shared dispositive power with respect to zero shares. The address of the reporting person is 55 East 52nd Street, New York, NY 10022.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Bristol-Myers Stock you own, please give Starboard your proxy AGAINST the Stock Issuance Proposal and the Adjournment Proposal by taking three steps:

●	SIGNING the enclosed BLUE proxy card,
●	DATING the enclosed BLUE proxy card, and
●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Bristol-Myers Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Bristol-Myers Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (888) 785-6617 (Toll-Free)
Email: info@okapipartners.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED march 12, 2019

Bristol-Myers Squibb Company

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF Bristol-Myers Squibb Company
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints [Jeffrey C. Smith] and [Peter A. Feld], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock and preferred stock (collectively, the “Shares”) of Bristol-Myers Squibb Company (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of the Stockholders of the Company scheduled to be held on April 12, 2019 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time (including any adjournments or postponements thereof, the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

1.	The Company’s proposal to approve the issuance of shares of the Company’s common stock pursuant to the Agreement and Plan of Merger, dated as of January 2, 2019, as it may be amended from time to time, among the Company, Burgundy Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Celgene Corporation, a Delaware corporation (the “Stock Issuance Proposal”).
☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	The Company’s proposal to approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the Stock Issuance Proposal.
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.